Exhibit 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

6/30/03	6/30/02	12/31/02	12/31/01	12/31/00	12/31/99	12/31/98
Income Before Income Taxes, Extraordinary Items and Cumulative Effect of Accounting Changes	$5,142	$4,373	$8,871	$10,223	$12,095	$10,382	$11,859
Add: Interest Expense	692	690	1,382	1,599	1,592	1,430	1,605
Dividends on Preferred Securities	4	5	10	57	118	118	114
1/3 Rental Expense	70	99	195	266	252	236	228

Adjusted Earnings	$5,908	$5,167	$10,458	$12,145	$14,057	$12,166	$13,806

Total Interest Charges	$709	$722	$1,440	$1,718	$1,693	$1,511	$1,691
Dividends on Preferred Securities	4	5	10	57	118	118	114
1/3 Rental Expense	70	99	195	266	252	236	228

Adjusted Fixed Charges	$783	$826	$1,645	$2,041	$2,063	$1,865	$2,033

Ratio of Earnings to Fixed Charges	7.55	6.26	6.36	5.95	6.81	6.52	6.79